
October 27, 2010

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

> **Re:** **Fair Isaac Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 24, 2009**
> **File No. 1-11689**

Dear Dr. Greene:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director